UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INNOCAP, INC.

(Exact name of registrant as specified in its corporate charter)

000-50612
(Commission File No.)

Nevada	01–0721929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3113 Madison Drive, Atlanta, GA. 30345

 (Address of principal executive offices)

(770) 378-4180

 (Issuer's telephone number)

Copies to:

Gary B. Wolff, Esq.

Gary B. Wolff, P.C.

488 Madison Avenue, Suite 1100

New York, New York 10022

212-644-6446

Approximate Date of Mailing: February __, 2008

INNOCAP, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF

INNOCAP, INC.

This Information Statement is being mailed to holders of record of shares of common stock of INNOCAP, INC., a Colorado corporation (the “Company”, “we”, “us”, “our” or “Innocap”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

We are contemplating entering into certain transactions (the “Proposed Transactions”) that would result in a change in the composition of our Board of Directors (our “Board”). The Board currently consists of one director, Stephen B. Schneer.  If the Proposed Transactions occur, Messrs. So Wing Lok, Chin Wai Keung, and Conrad H. Lung will be appointed to the Board and will thereafter comprise the entire Board.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES OF THE COMPANY

As of February 21, 2008 (the “Record Date”) there were 68,000,000 shares of the Company’s common stock, par value $.001 per share (the “Common Stock”) issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote.

CHANGE IN CONTROL

The Proposed Transactions, if consummated, would constitute a change in control of the Company. No definitive agreements have been entered into for the purpose of implementing the Proposed Transactions. If the Proposed Transactions are consummated (or if a definitive agreement with respect to the Proposed Transactions is entered into), a Form 8-K describing the Proposed Transactions or agreement, as applicable, will be filed by the Company with the Securities and Exchange Commission.

Before the Closing of the Proposed Transactions the INNOCAP shareholders or Board of Directors will approve a one for thirteen point six (1:13.6) reverse stock split such that the existing outstanding shares of INNOCAP common stock will be reduced from a total of 68,000,000 to 5,000,000.

Before the Closing of the Proposed Transactions but following the 1:13.6 reverse stock split, the Board of Directors of INNOCAP will authorize the issuance of 29,100,000 newly-issued  shares of common stock to  GLOBAL SOURCE MERCHANDISING PTE. LTD.  (“GLOBAL SOURCE ”) or assigns in exchange for all of the currently outstanding shares of common stock of GLOBAL SOURCE.  Therefore, immediately following the closing of the Proposed Transactions the total issued and outstanding common shares of INNOCAP will be 34,100,000, and GLOBAL SOURCE will be a wholly-owned subsidiary of INNOCAP. We will also take the steps necessary to cease being a business development company prior to a Closing of the Proposed Transactions. If a Closing of the Proposed Transactions does take place, related party creditors holding obligations due to them by us in the amount of approximately $60,500 at January 31, 2008 will forgive those obligations.

DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and executive officers.

Name	Position with the Company	Age	Date First Appointed
B. Alva Schoomer	President, Secretary, Treasurer, Director	73	Feb 27, 2004

Resigning Company Directors

Under the terms of the Agreement, Mr. Schoomer agreed to tender a resignation from his position as director to the Company. The resignation becomes effective concurrent with the closing of the Agreement which is scheduled to occur ten days subsequent to the mailing of this Information Statement.

No current Company director or officer will remain after the closing of the Exchange Agreement.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and executive officers to be appointed upon the later of the consummation of the Proposed Transactions or the tenth day following the filing of this Information Statement on Schedule 14f-1 with the Commission and its mailing and dissemination to our stockholders.

Name	Proposed Position with the Company	Age
So Wing Lok	President, Chief Executive Officer	42
Chin Wai Keung	Vice President, Member of the Board	58
Conrad H. Lung	Vice President, CFO	58

Business Experience

The following is a summary of the education and business experience during at least the past five years of both the departing directors and executive officers, and the proposed successor directors and executive officers. The following information includes the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

B. Alva Schoomer - Founded the Company in 2004. Dr. Schoomer has been an independent consultant since 1988 working on projects and engagements that are similar to those that INNOCAP plans to seek. Prior to 1988, Dr. Schoomer held executive positions with W.P. Carey & Co., Inc., Innovation Investors (a partnership underwritten by Shearson Lehman), RAC Information Systems, Inc., Greenwich Research Associates, A. G. Becker & Co., and the American Stock Exchange. Dr. Schoomer holds a Ph.D. in chemistry and physics from the California Institute of Technology.

So Wing Lok , Jonathan has been president of Global Source Merchandising PTE LTD since 2003 and has been the president of USJHI Corp., a U.S. based trading company since 1993.  Mr. So attended Oberlin College, Oberlin, Ohio,  (1981-1982), Yu Chun Keung Memorial College, Hong Kong (1982-1984) and  received a diploma in business from Hong Kong Baptist College (1985) Upon completion of the proposed transaction, he will serve as president anf Chief Executive Officer.

Chin Wai Keung will be a member of the Board if the Proposed Transaction is consummated. Mr. Chin is the Chairman of Intelli-Media Group Holdings Ltd, a listed company in the GEM Board of the  Hong Kong Stock Exchange and  Vice Chairman and Chief Executive Officer of Dickson Group Holdings Ltd, a listed company on the Main  Board of the Hong Kong Stock Exchange. He also serves on the boards of director of Intelli-Media Group Holdings Ltd,  Eatware Global Corp., and Eagle International Enterprises Ltd

Conrad H. Lung will be a member of the Board, if the Proposed Transaction is consummated.  He is managing partner of Lung Consultants whose principal business activities include advising and assisting private and public companies, private equity firms and institutional funds in cross-border business strategies, transactions, mergers and acquisitions, franchising and licensing.  He holds a B.A. from Columbia University, an M.A. and a M. Phil from Yale University.

Board Meetings and Committees

We presently have no Board committees. We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges at such time, if ever, we become subject to such requirements. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an “audit committee financial expert.” Additionally, we may in the future appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination, the full Board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an “audit committee financial expert” since we currently do not have an audit committee in place.

Compensation Committee Interlocks and Insider Participation

The Board determines the executive compensation and does not delegate this responsibility to non-members of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information as of January 31, 2008, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director, nominee and executive officer of the Company and (iii) all officers and directors as a group. None of the proposed directors or officers or the organizer currently owns any shares of our Common Stock.

Pursuant to Rule 13d-3 of the Exchange Act and as used in the table below, the term “beneficial ownership” means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated. The table below is based on 68,000,000 shares of Common Stock issued and outstanding.

Name and Address	Amount and Nature of Beneficial Ownership[1]	Percentage of Class
B. Alva Schoomer 3113 Madison Drive Atlanta, GA 30346	12,000,000	17.6%

Stephen B. Schneer 605 Third Avenue New York, New York 10158	500,000.7%

Gary B. Wolff 488 Madison Ave.,Suite 1100 New York, New York 10022	12,000,000	17.6%

GCND,Inc. PO Box 520 Ridge, NY 11961	31,000,000	45.6%

Doyle S. Elliott 501 Manatee Avenue Holmes Beach, FL 34217	10,000,000	14.7%

All Directors and Officers as a Group (1 individual)	12,000,000	17.6%

1. Unless otherwise indicated, Innocap believes that all persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.  K. Ivan F. Gothner has sole voting and investment power with respect to all common shares beneficially owned by GCND, Inc . A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities.   Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Terms of Office

Directors serve until the next annual meeting of the stockholders, until their successors are elected or appointed and qualified, or until their prior resignation or removal.

Officers serve for such terms as determined by the Board. Each officer holds office until such officer’s successor is elected or appointed and qualified or until such officer’s earlier resignation or removal.

Involvement in Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant since inception in 2004.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal years ended January 31, 2008 and 2007.

Name and Position	Year	Salary	Bonus	Other Compensation
B. Alva Schoomer , President, Secretary, Treasurer	2008	None	None	None
	2007	None	None	None

Outstanding Equity Awards at Fiscal Year-End

 No stock options or stock awards were granted to any officers or directors during the fiscal years ended January 31, 2008 and 2007. No stock options or stock awards are outstanding at January 31, 2008.

Stock Option Plan

Pursuant to the January 27, 2004 board of directors’ approval and subsequent stockholder approval, the Company adopted its 2004 Non-Statutory Stock Option Plan whereby Innocap reserved for issuance up to 20,000,000 shares of its common stock.

Management  issued 18,000,000 options under the plan to certain members of the management team as well as other persons whom it considered to be important to its current and proposed business activities. All options were exercisable at $.001 par value per share for a period of five years from the date of issuance and were exercised in full in August 2004. No options were outstanding at December 31, 2007, and 2,000,000 shares remain reserved for issuance for future options granted under the Plan.

The board of directors of Innocap or a compensation committee will administer the plan with the discretion generally to determine the terms of any option grant, including the:

•

exercise price,

•

number of option shares,

•

term,

•

vesting schedule, and

•

the post-termination exercise period.

Notwithstanding this discretion:

•

the term of any option may not exceed 10 years, and

•

an option will terminate as follows:

o

if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter;

o

if such termination is on account of death, such options shall terminate 15 months thereafter; and

o

if such termination is for cause (as determined by the board of directors and/or compensation committee), such options shall terminate immediately.

Unless otherwise determined by the board of directors or compensation committee, the exercise price per share of common stock subject to an option shall be equal to no less than 10% of the fair market value of the common stock on the date such option is granted.   No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

Unless otherwise indicated the Plan will remain in effect for a period of ten years from the date adopted unless terminated earlier by the board of directors except as to NSOs then outstanding, which shall remain in effect until they have expired or been exercised.

Compensation of Directors

We do not currently pay any cash fees to our directors, but we pay directors' expenses in attending board meetings. During the fiscal years ended January 31, 2008 and 2007,  no director expenses were reimbursed for any expenses.

Long-Term Incentive Plans

As of January 31, 2008, there were no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

As of January  31, 2008, we had no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Values

There were no stock options outstanding as of January 31, 2008, and no stock options were granted or exercised during the fiscal year ended January 31, 2008.

Report on Executive Compensation

Our compensation program for our executive officers is administered and reviewed by the Board. Because of the nature of our Company we have not paid compensation to our executive officers. We have not had any equity compensation plans approved by stockholders as of the most recent fiscal year.

DIRECTOR INDEPENDENCE

Transactions with Related Persons

There have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of Common Stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest. Any such transaction proposed in the future will require review, approval and ratification by the Board.

Director Independence

The Board has determined that we do not have a majority of independent directors as that term is defined under Rule 4200(a) (15) of the Nasdaq Marketplace Rules, even though such definition does not currently apply to us, because we are not listed on Nasdaq.

 Reports to security holders

We file reports with the Securities and Exchange Commission. These reports include annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N. E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.